SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 333-31187
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                           NOTIFICATION OF LATE FILING


(Check One):[X] Form 10K [ ] Form 11-K [ ] Form 20-F [ ] Form 10Q [ ] Form N-SAR

         For Period Ended:
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[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:

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         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant  W.R. Carpenter North America, Inc.
                         -------------------------------------------------------

Former name if applicable  Not Applicable
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Address of principal executive office (Street and Number):

1540 East Shaw Avenue, Suite 123
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City, state and zip code:  Fresno, California 93710
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                                    PART II
                             Rule 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the follow-ing should be completed. (Check box if appropriate)

[ ]       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE


         UpRight, Inc. ("UpRight"), a wholly owned subsidiary of W.R. Carpenter North America ("WRCNA"), Inc. filed for Chapter 11 bankruptcy protection on June 12, 2001. The staff of WRCNA is working with UpRight on its plan of reorganization. UpRight is nearing the end of its period of exclusivity in preparing its reorganization plan.


                                    PART IV
                               OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

         Graham Croot                            (559)             221-2143
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            (Name)                            (Area Code)     (Telephone Number)

         (2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes [ ] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              UpRight, Inc., a wholly owned subsidiary of W.R. Carpenter North America, Inc. filed for Chapter 11 bankruptcy protection on June 12, 2001. Further, Horizon High Reach, Inc., a wholly owned subsidiary of W.R. Carpenter North America, Inc. was sold to United Rentals on September 29, 2000.


                               W.R. Carpenter North America, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    October 1, 2001                  By: /s/ GRAHAM D. CROOT
                                             ---------------------------
                                             Graham D. Croot
                                             Chief Financial Officer (Principal)
                                             Financial Officer and Duly
                                             Authorized Signatory)


         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


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